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                                                                       Exhibit 6

Board of Directors of InCentive Capital AG Recommends to its Shareholders to Accept the Public Tender Offer of Zimmer Holdings, Inc.

Zug, 15 August 2003. The board of directors of InCentive Capital AG has today rendered its opinion in respect of the public exchange and purchase offer of Zimmer Holdings, Inc. to all bearer shareholders of InCentive Capital AG dated 19 June 2003. The board of directors recommends to its shareholders to accept the Zimmer offer. This recommendation is subject to the proviso that the Zimmer common shares necessary for the completion of the offer will be issued.

On 6 August 2003 Smith & Nephew announced that it will not increase its public purchase and exchange offer to the shareholders of InCentive Capital AG of 25 April 2003. Based upon a fairness opinion of KPMG Fides Peat of 14 August 2003 the board of directors of InCentive Capital AG has therefore concluded that the Zimmer offer represents a higher financial value than Smith & Nephew's offer of 25 April 2003.

"Zimmer's offer is fair from a financial point of view and is considerably higher than Smith & Nephew's offer. The Zimmer offer enables the shareholders of InCentive Capital to sell their shares at the net asset value. For those reasons we recommend our shareholders to accept Zimmer's offer", said Karl Otto Pohl, Chairman of the board of directors.

The board's recommendation is, however, subject to the proviso that Zimmer will timely issue the Zimmer common shares offered for exchange in accordance with its duties under Swiss takeover laws and regulations, as currently envisaged at its extraordinary shareholders' meeting postponed to 21 August 2003. The board of directors further assumes that Zimmer will complete its offer in compliance with the recommendation No. III of the takeover board in the matter of InCentive Capital AG dated 2 July 2003.

The complete report of the board of directors of InCentive Capital will be published today in the NZZ (German) and Le Temps (French).

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InCentive Capital AG is an investment company, domiciled in Zug Switzerland, which was created in 2000 as a result of the merger between InCentive Investment AG, Zurich and India Investment AG, Zug. InCentive Capital is now a publicly quoted company trading on the Swiss stock exchange SWX in the Investment Companies Segment (stock exchange ticker INC). InCentive Capital acquires equity stakes in public and privately owned Swiss and foreign companies with the aim to act as a catalyst for an industrial solution in the context of consolidations, restructuring efforts, mergers and takeovers.

ENQUIRIES:
Dr. Raoul Bloch
InCentive Asset Management AG
Todistrasse 36
CH-8002 Zurich
Phone         +41-1-205-93-00
Fax           +41-1-205-93-05
E-mail        mail@incentiveasset.ch
Internet      www.incentivecapital.ch

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